Exhibit 12.1

HIGHLAND HOSPITALITY CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratio amounts)

	Three Months Ended March 31, 2007	Year Ended December 31,			Period From December 19, 2003 to December 31, 2003
		2006	2005	2004
Earnings:
Income (loss) from continuing operations before income taxes and minority interest in operating partnership	$9,425	$25,001	$9,138	$3,270	$(3,014)
Interest expense (including amortization of capitalized interest)	11,105	38,941	25,055	8,413	—
Portion of rental expense representing interest	329	1,221	662	261	—

Total earnings	$20,859	$65,163	$34,855	$11,944	$(3,014)

Fixed charges:
Interest expense (including capitalized interest)	$11,130	$39,592	$25,464	$8,413	—
Portion of rental expense representing interest	329	1,221	662	261	—

Total fixed charges	11,459	40,813	26,126	8,674	—
Preferred stock dividends	1,575	6,300	1,627	—	—

Total fixed charges and preferred stock dividends	$13,034	$47,113	$27,753	$8,674	—

Ratio of earnings to combined fixed charges and preferred stock dividends	1.6	1.4	1.3	1.4	(a )

(a)	The Company did not have interest expense for the period from December 19, 2003 (date of initial public offering and commencement of operations) through December 31, 2003.